Exhibit 99.1

Caledonia Mining Corporation Plc

Non-Executive Director Shareholding Notification

(NYSE AMERICAN: CMCL; AIM: CMCL; VFEX: CMCL)

February 6, 2026: Caledonia Mining Corporation Plc (“Caledonia” or “the Company”) announces that it received notification on February 4, 2026 that Ms Lesley Goldwasser, a non-executive director of Caledonia, had purchased 3,500 common shares in the Company on February 3, 2026 at a price of $29.78 per share.

A copy of the notification is below.

Enquiries:

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793

Cavendish Capital Markets Limited (Nomad and Broker) Adrian Hadden	Tel: +44 207 397 1965

Camarco, Financial PR (UK) Gordon Poole Elfie Kent	Tel: +44 20 3757 4980

Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131

IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe) Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

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1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Ms Lesley Goldwasser
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Caledonia Mining Corporation Plc
b)	LEI	21380093ZBI4BFM75Y51
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Common shares of no par value JE00BF0XVB15
b)	Nature of the transaction	Purchase of securities
c)	Price(s) and volume(s)	Price(s) | Volume(s) US$29.78 | 3,500
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	February 3, 2026
f)	Place of the transaction	NYSE American LLC

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